Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$2,382,600	$169.88	(1)
____________________
(1)
The filing fee of $169.88 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $169.88 due for this offering is offset against the $51,874.41 remaining of the fees most recently paid on March 24, 2009, of which $51,704.53 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PROSPECTUS Dated February 18, 2009	Pricing Supplement No. 2010-MTNDD503 to
PROSPECTUS SUPPLEMENT	Registration Statement Nos. 333-157386 and 333-157386-01
Dated February 18, 2009	Dated March 23, 2010
Filed pursuant to Rule 424(b)(2)

$2,382,600

MEDIUM-TERM NOTES, SERIES D
Senior Notes

238,260 Jump Securities Based on the
S&P 500® Index due March 28, 2012

Unlike ordinary debt securities, the Jump Securities Based on the S&P 500® Index due March 28, 2012, which we refer to as the securities, do not pay interest and do not guarantee any return of principal at maturity.  Instead, at maturity you will receive for each $10 stated principal amount of securities that you hold, an amount in cash that will vary depending upon the closing value of the S&P 500® Index, which we refer to as the underlying index, on the valuation date, and which may be significantly less than the stated principal amount of the securities and could be zero. If the final index value increases from the initial index value, you will receive the fixed upside payment described below. The securities are a series of unsecured securities issued by Citigroup Funding Inc. Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. All payments on the securities are subject to the credit risk of Citigroup Inc.

•	The stated principal amount and original issue price of each security is $10.

•	We will not pay interest on the securities.

•	At maturity, you will receive for each $10 stated principal amount of securities that you hold, an amount in cash equal to:

º	$10 plus the upside payment if the final index value is greater than the initial index value, or

º
$10 times the index performance factor if the final index value is less than or equal to the initial index value.  This amount will be less than or equal to the stated principal amount of $10 and could be zero.  There is no minimum payment on the securities at maturity.

Please see the graph of “Hypothetical Payouts on the Securities at Maturity” on PS-5.

•
The upside payment will be equal to $1.90 per security (19% of the stated principal amount).  Accordingly, even if the final index value is significantly greater than the initial index value, your payment at maturity will not exceed $11.90 per security.

•	The index performance factor will be a fraction equal to the final index value divided by the initial index value.

•	The initial index value equals 1,174.17, the closing value of the underlying index on the pricing date..

•	The final index value will equal the closing value of the underlying index on the valuation date.

•	The valuation date will be March 23, 2012, subject to postponement for non-index business days or certain market disruption events.

•	Investing in the securities is not equivalent to investing in the stocks composing the S&P 500® Index.

•	The securities will not be listed on any securities exchange.

•	The CUSIP number for the securities is 17314V437. The ISIN number for the securities is US17314V4370 .

You should read the more detailed description of the securities in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Securities.”

The securities are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10 PER SECURITY

	Public Offering Price	Underwriting Fee	Proceeds to Issuer
Per security	$10	$0.225	$9.775
Total	$2,382,600	$53,608.50	$2,328,991.50
_____________________

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the  securities, will receive an underwriting fee of $0.225 from Citigroup Funding for each security sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.225 for each security they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the securities to purchasers on or about March 26, 2010.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Jump Securities Based on the S&P 500® Index due March 28, 2012, which we refer to as the securities, we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The securities offered are medium-term debt securities of Citigroup Funding.  The securities have been designed for investors who are willing to forgo market floating interest rates on the securities in exchange for a payment at maturity based on the performance of the S&P 500® Index, which we refer to as the underlying index.  At maturity, you will receive a positive return on the securities only if the closing value of the underlying index on the valuation date is greater than the initial index value.  All payments on the securities are fully and unconditionally guaranteed by Citigroup Inc.  All payments on the securities are subject to the credit risk of Citigroup Inc.

Each security costs $10
We, Citigroup Funding Inc., are offering the Jump Securities Based on the S&P 500® Index due March 28, 2012, which we refer to as the securities.  The stated principal amount and issue price of each security is $10.

The original issue price of the securities includes the underwriter’s fees paid with respect to the securities and the cost of hedging our obligations under the securities.  The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the securities reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the securities.  See “Risk Factors—The inclusion of commissions and projected profit of hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Securities—Use of Proceeds and Hedging.”

The securities do not guarantee any repayment of principal at maturity; no interest
Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.  Instead, at maturity you will receive for each $10 stated principal amount of securities that you hold, an amount in cash that will vary depending upon the closing value of the underlying index on the valuation date.  There is no minimum payment on the securities at maturity and, accordingly, you could lose your entire investment.  If the final index value increases from the initial index value, you will receive the fixed upside payment described below.

The initial index value is 1,174.17, the closing value of the underlying index on March 23, 2010, the day we price the securities for initial sale to the public and which we refer to as the pricing date.

The final index value will be the closing value of the underlying index on March 23, 2012, which we refer to as the valuation date (subject to postponement in the event of non-index business days or certain market disruption events).

Payment at maturity depends on the closing value of the underlying index
At maturity, you will receive for each $10 stated principal amount of securities that you hold an amount in cash that will vary depending upon the closing value of the underlying index on the valuation date, equal to:

• $10 plus the upside payment, if the final index value is greater than the initial index value, where,

upside payment = $1.90 per security (19% of the stated principal amount).  Accordingly, even if the final index value is significantly greater than the initial index value, your payment at maturity will not exceed $11.90 per security.

• $10 times the index performance factor, if the final index value is less than or equal to the initial index value where,
index performance factor	=	final index value
initial index value

Accordingly, where the final index value has decreased from the initial index value, investors will lose 1% of the stated principal amount for every 1% decline in the closing value of the underlying index.  This amount will be less than the stated principal amount of $10 and could be zero.

All payments on the securities are subject to the credit risk of Citigroup Inc.

On PS-5, we have provided a graph titled “Hypothetical Payouts on the Securities at Maturity,” which illustrates the performance of the securities at maturity over a range of hypothetical percentage changes in the closing values of the underlying index.  The graph does not show every situation that can occur.

You can review the historical values of the underlying index in the section of this pricing supplement called “Description of Securities—Historical Information” starting on PS-18.  You cannot predict the future performance of the underlying index based upon its historical performance.

If a market disruption event occurs with respect to the underlying index on the valuation date or if the valuation date is not an index business day, the final index value will be determined on the next index business day on which no market disruption event occurs with respect to the underlying index in accordance with “Description of Securities—Closing Value.”

Investing in the securities is not equivalent to investing in the underlying index or its component stocks.
Your participation in any increase in the closing value of the underlying index will be no greater than the upside payment
The positive return investors may realize on the securities if the final index value is greater than the initial index value will be equal to, but no greater than, the upside payment of $1.90 per security (19% of the stated principal amount).  Accordingly, even if the final index value is substantially greater than the initial index value, your payment at maturity will not exceed $11.90 per security, or 119% of the stated principal amount.  See “Hypothetical Payouts on the Securities at Maturity” on PS-5.

Citigroup Global Markets will be the calculation agent
We have appointed our affiliate, Citigroup Global Markets, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee under an indenture dated June 1, 2005), the trustee for our senior securities.  As calculation agent, Citigroup Global Markets has determined the initial index value and will determine the final index value, whether a market disruption event has occurred and the payment, if any, that you will receive at maturity.

Citigroup Global Markets will be the underwriter; conflicts of interest
The underwriter for the offering of the securities, Citigroup Global Markets, our affiliate, will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with NASD

Rule 2720, Citigroup Global Markets or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.  See “Description of Securities—Distribution; Conflicts of Interest” on PS-20.

You may revoke your offer to purchase the securities prior to our acceptance
We are using this pricing supplement to solicit from you an offer to purchase the securities.  You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the relevant underwriter.  We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance.  In the event of any material changes to the terms of the securities, we will notify you.

Where you can find more information on the securities
The securities are senior unsecured securities issued as part of our Series D medium-term senior note program.  You can find a general description of our Series D medium-term senior note program in the accompanying prospectus supplement dated February 18, 2009 and prospectus dated February 18, 2009.  We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Indexed Notes” and in the section of the prospectus called “Description of Debt Securities.”

For a detailed description of the terms of the securities, you should read the section of this pricing supplement called “Description of Securities.”  You should also read about some of the risks involved in investing in securities in the section of this pricing supplement called “Risk Factors.”  The tax and accounting treatment of investments in equity-linked securities such as the securities may differ from that of investments in ordinary debt securities or common stock.  See the section of this pricing supplement called “Description of Securities—Certain United States Federal Tax Considerations.”  We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the securities.

How to reach us
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or call us at (866) 477-4776.  All other clients may contact their local brokerage representative.  Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7288.

HYPOTHETICAL PAYOUTS ON THE SECURITIES AT MATURITY

For each security, the following graph illustrates the payment at maturity on the securities based on the following terms:

Stated Principal Amount per Security:	$10

Hypothetical Upside Payment:	$1.90 per security (19% of the stated principal amount)

Principal Protection:	None

•
Where the final index value is greater than the initial index value, the payment at maturity on the securities reflected in the graph above is greater than the $10 stated principal amount per security, but in all cases is equal to and will not exceed the $10 stated principal amount plus the hypothetical upside payment of $1.90 per security.  In the payoff diagram above, an investor will receive $11.90 per security, the stated principal amount plus the hypothetical upside payment, at any final index value greater than the initial index value.

•
Where the final index value is less than or equal to the initial index value, the payment at maturity will be less than the stated principal amount of $10 by an amount that is proportionate to the percentage decrease from the initial index value. For example, if the closing value of the underlying index has decreased by 25%, the payment at maturity will be $7.50 per security (75% of the stated principal amount).  There is no minimum payment at maturity on the securities.

RISK FACTORS

The securities are not secured debt, are riskier than ordinary debt securities, do not pay any interest and do not guarantee any return of principal at maturity. Investing in the securities is not equivalent to investing in the underlying index or the or its component stocks. This section describes the most significant risks relating to the securities. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus. You should carefully consider whether the securities are suited to your particular circumstances.

The securities do not pay interest or guarantee the return of any of your principal
The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest and do not guarantee the return of any of the stated principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each security by an amount proportionate to the decrease in the closing value of the underlying index. There is no minimum payment at maturity on the securities, and, accordingly, you could lose your entire investment.  See “Hypothetical Payouts on the Securities at Maturity” on PS-5.

Your appreciation potential is fixed and limited
Where the final index value is greater than the initial index value, the appreciation potential of the securities is limited to the fixed upside payment of $1.90 per security (19% of the stated principal amount) even if the final index value is significantly greater than the initial index value.  See “Hypothetical Payouts on the Securities at Maturity” on PS-5.

Volatility of the underlying index
Historically, the value of the underlying index has been volatile. From January 3, 2005 to March 23, 2010, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15. The volatility of the value of the underlying index may result in you receiving at maturity an amount less than the stated principal amount of your investment in the security.

Potential for a lower comparable yield
The securities do not pay any periodic interest. As a result, if the final index value does not increase from the initial index value, the effective yield on the securities will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The securities are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the securities, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the securities, to pay all amounts due on the securities at maturity, and, therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness.  Any actual or anticipated decline in Citigroup Inc.’s credit ratings or actual or anticipated increase in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the securities.

The securities will not be listed and secondary trading may be limited
The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Citigroup Global Markets may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact.  If, at any time, Citigroup Global Markets were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

Market price of the securities will be influenced by many unpredictable factors
Several factors will influence the value of the securities in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the securities in the secondary market, including: the value, volatility and dividend yield of the component stocks of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. You may receive less, and possibly significantly less, than the stated principal amount of the securities if you try to sell your securities prior to maturity.

Investing in the securities is not equivalent to investing in the underlying index
Investing in the securities is not equivalent to investing in the underlying index or its component stocks. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

Adjustments to the underlying index could adversely affect the value of the securities
The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the securities
Citigroup Global Markets, the calculation agent, is our affiliate.  Citigroup Global Markets and other affiliates of ours have carried out hedging activities related to the securities (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index.  Citigroup Global Markets and some of our other affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the date we price the securities for initial sale to the public could potentially have affected the initial index value and, therefore, could have increased the value at which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the securities.  Additionally, such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the value of the underlying index on the valuation date and, accordingly, the amount of cash you will receive at maturity.

The inclusion of underwriting fee and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the securities in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fee paid with respect to the securities, as well as the cost of hedging our obligations under the securities. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Economic interests of the calculation agent and other affiliates of the issuer may be adverse to investors	The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the securities. As calculation agent, Citigroup Global Markets has determined the initial index value, will determine the final index value and the index performance factor and will calculate the amount of cash, if any, you receive at maturity.  Determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a market disruption event, or discontinuance of the Dow Jones U.S. Real Estate Index, may adversely affect the payout to you at maturity.

The U.S. federal income tax consequences of an investment in the securities are unclear
There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely.  In addition, as described below under “Description of Securities—Certain United States Federal Tax Considerations,” in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the securities should review carefully the section of this pricing supplement entitled “Description of Securities—Certain United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Security” refers to each $10 stated principal amount of our Jump Securities Based on the S&P 500® Index Fund due March 28, 2012.  In this pricing supplement, the terms “we,” “us” and “our” refer to Citigroup Funding Inc.

Aggregate Principal Amount	$2,382,600

Pricing Date	March 23, 2010

Original Issue Date (Settlement Date)	March 26, 2010

Maturity Date	March 28, 2012

Valuation Date	March 23, 2012, subject to postponement for non-Index Business Days or Market Disruption Events as described below

Interest Rate	None

Specified Currency	U.S. dollars

Stated Principal Amount	$10 per Security

Original Issue Price	$10 per Security

CUSIP Number	17314V437

ISIN Number	US17314V4370

Denominations	$10 and integral multiples thereof

Underlying Index	S&P 500® Index

Payment at Maturity	You will receive for each $10 Stated Principal Amount of Securities that you hold a Payment at Maturity equal to:

• $10 plus the Upside Payment, if the Final Index Value is greater than the Initial Index Value, or

•      $10 times the Index Performance Factor, if the Final Index Value is less than or equal to the Initial Index Value. This payment will be less than or equal to the $10 Stated Principal Amount and could be zero. There is no minimum payment on the Securities at maturity.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash, if any, to be delivered with respect to each Security, on or prior to 10:30 a.m. (New York City time) on the Index Business Day preceding the Maturity Date (but if such Index Business Day is not a Business Day, prior to the close of business on the Business Day preceding the Maturity Date), and (ii) deliver the aggregate cash amount, if any, due with respect to the Securities to the Trustee for delivery to DTC, as holder of the Securities, on or prior to the Maturity Date.  We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Security or Certificated Security” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Upside Payment	$1.90 per Security (19% of the Stated Principal Amount)

Index Performance Factor	A fraction, the numerator of which is the Final Index Value and the denominator of which is the Initial Index Value, as described by the following formula:

Index Performance Factor	=	Final Index Value
Initial Index Value

Initial Index Value	1,174.17

Final Index Value	The Closing Value of the Underlying Index on the Valuation Date, as determined by the Calculation Agent.

Closing Value
Subject to the terms described under “Discontinuance of the Underlying Index; Alteration of Method of Calculation” below, the Closing Value on the Valuation Date, means the closing value as published by the index publisher. If that date of determination is not an Index Business Day or if there is a Market Disruption Event on that date, the closing value of the index for that date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. Instead of obtaining values from dealers as described above, the Calculation Agent may defer the Valuation Date or any other date of determination for up to five consecutive days that would have been Index Business Days or on which a Market Disruption Event is occurring, but not past the Business Day immediately prior to the Maturity Date.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Index Business Day
A day, as determined by the Calculation Agent, on which the Underlying Index or any Successor Index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Securities, absent manifest error.

Book Entry Security or
Certificated Security	Book Entry. The Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Securities.  Your beneficial interest in the Securities will be evidenced solely by entries on the books of the Securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Securities, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book-entry securities, please read “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Senior Security or Subordinated Security	Senior

Paying Agent	Citibank, N.A.

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee under an indenture dated June 1, 2005)

Underwriter	Citigroup Global Markets Inc.

Calculation Agent	Citigroup Global Markets Inc.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Securities will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Securities, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value, the Final Index Value or whether a Market Disruption Event has occurred.  See “—Discontinuance of the Underlying Index; Alteration of Method of Calculation” and “—Market Disruption Event” below.  Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	Market Disruption Event, as determined by the Calculation Agent in its sole discretion, means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index, (b) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any Successor Index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

Redemption at the Option of the Holder;
Defeasance
The Securities are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Securities shall have occurred and be continuing, the amount declared due and payable per Security upon any acceleration of the Securities shall be determined by the Calculation Agent and shall be an amount in cash, if any, equal to the Payment at Maturity calculated using the Closing Value of the Underlying Index as of the date of such acceleration as the Final Index Value.

If the maturity of the Securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due, if any, with respect to the Securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Discontinuance of the Underlying Index;
Alteration of Method of Calculation
If S&P discontinues publication of the Underlying Index and S&P or another entity (including Citigroup Global Markets) publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Underlying Index, then the value of the Underlying Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the Trustee, us and to DTC, as holder of the Securities, within three Business Days of such selection. We expect that such notice will be made available to you, as a beneficial owner of the Securities, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If S&P discontinues publication of the Underlying Index prior to, and such discontinuance is continuing on, the Valuation Date or the date of acceleration, and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Closing Value for the Underlying Index for such date. Such Closing Value will be computed by the Calculation Agent in accordance with the formula for calculating the Underlying Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) of each security most recently composing the Underlying Index as the close of the principal trading session of the primary exchange(s) or market(s) of trading for such security on such date, without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the value of the Securities.

If at any time the method of calculating the Underlying Index or a Successor Index is changed in any material respect, or if the Underlying Index or any Successor Index is in any other way modified so that the value of the Underlying Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Underlying Index or any Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Underlying Index or the Successor Index. Accordingly, if the method of calculating the Underlying Index or any Successor Index is modified so that the value of the Underlying Index or any Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

The Underlying Index; Public Information
Unless otherwise stated, we have derived all information regarding the Underlying Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Underlying Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Underlying Index.

The Underlying Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the Underlying Index reflects the performance of the U.S. equity markets.

As of March 22, 2010, the aggregate market value of the 500 companies included in the Underlying Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of March 22, 2010, the 500 companies included in the Underlying Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.12%), Consumer Staples (11.28%), Energy (10.84%), Financials (16.37%), Health Care (12.32%), Industrials (10.42%), Information Technology (18.85%), Materials (3.48%), Telecommunication Services (2.84%) and Utilities (3.47%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

THE UNDERLYING INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING

IT AND THEREFORE THE RETURN ON THE SECURITIES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Underlying Index

On March 21, 2005, S&P began to calculate the Underlying Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the Underlying Index. S&P’s criteria for selecting stocks for the Underlying Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

▪ holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
▪ holdings by governmental entities, including all levels of government in the United States or foreign countries; and

▪  holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Index is calculated using a base-weighted aggregate methodology: the level of the Underlying Index reflects the total market value of all S&P 500® component stocks relative to the Underlying Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it is the only link to the original base period level of the Underlying Index.

The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the Underlying Index from changing due to corporate actions, all corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the Underlying Index remains constant. This helps maintain the level of the Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the Underlying Index does not reflect the corporate actions of individual companies in the Underlying Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Underlying Index and do not require index divisor adjustments.

License Agreement
S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Securities.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the securities. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the securities into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE BUFFERED PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the Underlying Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

Historical Information
The following table sets forth the published high and low Closing Values as well as the end-of-quarter Closing Values of the Underlying Index for each quarter in the period from January 3, 2005 through March 23, 2010.  The Closing Value of the Underlying Index on March 23, 2010 was 1,174.17.  The graph following the table sets forth the historical performance of the Underlying Index for the period from January 1, 2005 through March 23, 2010.

You should not take the historical Closing Values of the Underlying Index as an indication of future performance, and no assurance can be given as to the Closing Value of the Underlying Index on the Valuation Date.  The Final Index Value may be less than the Initial Index Value so that the Payment at Maturity will be less than the Stated Principal Amount of the Securities and could be zero.

We cannot give you any assurance that the Closing Values of the Underlying Index will increase so that at maturity you will receive a payment in excess of the Stated Principal Amount of the Securities.  Your return is linked to the Closing Value of the Underlying Index on the Valuation Date.

We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification.
S&P 500® Index Historical High, Low and Period End Closing Values January 1, 2005 through March 23, 2010

	High	Low	Period End
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter (through March 23, 2010)	1,174.17	1,056.74	1,174.17

S&P 500® Index January 1, 2005 through March 23, 2010

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Securities through one or more of our affiliates.  The Original Issue Price of the Securities includes the Underwriter’s fees (as shown on the cover page of this pricing supplement) paid with respect to the Securities and the cost of hedging our obligations under the Securities.  The cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our affiliates or others, have hedged our anticipated exposure in connection with the Securities by taking positions in stocks of the Underlying Index, futures and options contracts on the Underlying Index, any component stocks of the Underlying Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could have increased the Closing Value of the Underlying Index, and, accordingly, potentially increased the Initial Index Value, and, therefore, increase the Closing Value at which the Underlying Index must close on the Valuation Date before investors would receive a Payment at Maturity that exceeds the Stated Principal Amount of the Securities. In addition, through our affiliates, we are likely to modify our hedge position throughout the life of the Securities by purchasing and selling the component stocks of the Underlying Index or futures or options contracts on the Underlying Index or the component stocks of the Underlying Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Valuation Date. We cannot give any assurance that our hedging activities will not affect the Closing Value of the Underlying Index, therefore, adversely affect the value of the Securities or the Payment at Maturity.

Plan of Distribution; Conflicts of Interest
The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Jump Securities.

In order to hedge its obligations under the notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors—Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the securities” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, each offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion will NOT be permitted to purchase the notes, either directly or indirectly.

ERISA Matters
Each purchaser of the securities or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the securities through and including the date of disposition of such securities that either:

(a)   it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)   if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the securities or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the securities or (B) its acquisition and holding of the securities is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

Certain United States Federal Tax
Considerations
Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Securities issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Securities.  This discussion applies only to an investor who holds the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the “Code”).  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;
• dealers or traders subject to a mark-to-market method of tax accounting with respect to the Securities;
• investors holding the Securities as part of a hedging transaction, “straddle,” conversion transaction, integrated transaction or constructive sale transaction;
• U.S. Holders (defined below) whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;
• real estate investment trusts;
• tax-exempt entities, including an “individual retirement account” or “Roth IRA”; or
• persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding

Securities and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Securities.

As the law applicable to the U.S. federal taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Securities

Each holder, by purchasing the Securities, agrees with us to treat them as prepaid forward contracts for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Securities or instruments that are similar to the Securities, significant aspects of the treatment of an investment in the Securities are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Securities and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Security as a prepaid forward contract.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. As used herein, the term “U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

•   a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Securities prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Settlement of the Securities.  Upon a sale or exchange of the Securities, or upon settlement of the Securities at maturity, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Securities sold, exchanged or settled.  A U.S. Holder’s tax basis in the Securities should equal the amount paid by the U.S. Holder to acquire the Securities.  Any gain or loss should be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or settlement the U.S. Holder has held the Securities for more than one year.  The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities

Alternative U.S. federal income tax treatments of the Securities are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Securities  It is possible, for example, that the Securities could be treated as debt instruments issued by us.  Under this treatment, the Securities would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s accounting method, in each year that the U.S. Holder held the Securities the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Securities, even though we will not be required to make any payment with respect to the Securities prior to maturity.  In addition, any gain on the sale, exchange or settlement of the Securities would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Securities could also affect the timing and character of income or loss with respect to the Securities.  In 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities.

Sale, Exchange or Settlement of the Securities.  A Non-U.S. Holder of the Securities generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Securities is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Non-U.S. Holders subject to such tax will be required to furnish to the applicable withholding agent an IRS Form W-8ECI to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Securities, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments. If all or any portion of a Security were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Security generally would not be subject to U.S. federal income or withholding tax, provided that: (i) the Non-U.S. Holder does not have income or gain in respect of the Security that is effectively connected with the conduct of a trade or business in the United States, and (ii) the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the Non-U.S. Holder (or a financial institution holding the Securities on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Other alternative U.S. federal income tax treatments of the Securities are also possible.  In 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Securities.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Securities, possibly with retroactive effect.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Securities.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or retirement of the Securities will be subject to information reporting unless the holder is an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder (or financial institution holding the Securities on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with an IRS Form W-8BEN or W-8ECI, as appropriate, will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus supplement and base prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of this document.

TABLE OF CONTENTS

Page

Citigroup Funding Inc.

238,260 Jump Securities Based on
the S&P 500® Index

Due March 28, 2012
$10.00 per Jump Security

Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

March 23, 2010

(Including Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

Pricing Supplement

Summary of Pricing Supplement	PS-2
Hypothetical Payouts on the Securities at Maturity	PS-5
Risk Factors	PS-6
Description of Securities	PS-9
Payment at Maturity	PS-9
Upside Payment	PS-10
The Underlying Index; Public Information	PS-14
Historical Information	PS-18
Use of Proceeds and Hedging	PS-19
Plan of Distribution; Conflicts of Interest	PS-20
ERISA Matters	PS-20
Certain United States Federal Tax Considerations	PS-21

Medium-Term Notes Prospectus Supplement

Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution	S-41
ERISA Matters	S-42

Prospectus

Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Description of Debt Security and Exchange Agreement Units	24
Limitations on Issuances in Bearer Form	24
Plan of Distribution	26
ERISA Matters	29
Legal Matters	29
Experts	29